FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2009

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

YPF Sociedad Anónima

Item

1	English translation of letter to the Buenos Aires Stock Exchange, dated December 11, 2009, regarding negotiable obligations issuance authorization

Buenos Aires, December 11, 2009

To the

Buenos Aires Stock Exchange

Re.:	Negotiable obligations issuance authorization

The purpose of this letter is to comply with the requirements of the Regulations of the Buenos Aires Stock, Chapter VII, Article 23. We hereby inform you that the Board of Directors of the Company resolved, at its meeting held on December 11, 2009, to approve the issuance of an international series of negotiable obligations* for an amount of US$250,000,000 (Two hundred and fifty million US dollars) under our US$1 billion Global Negotiable Obligations Program, which was authorized by the National Securities Commission by resolution No. 15,896, dated June 5th, 2008, and by the Shareholders’ General Ordinary and Extraordinary Meeting held on January 8, 2008. Therefore, the Board’s approval includes the possibility of increasing the issuance amount up to US$500,000,000 (five hundred million US dollars).

Very truly yours,

By YPF S.A.

IGNACIO C. MORAN
Market relations officer

*	The negotiable obligations have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 17, 2009	By:	/S/ IGNACIO C. MORAN
	Name:	Ignacio C. Moran
	Title:	Chief Financial Officer